FOR IMMEDIATE RELEASE

CONTACTS:	Kris M. Maly Investor Relations Department Aastrom Biosciences, Inc. Phone: (734) 930-5777	Kevin McGrath Cameron & Associates (Investors) Phone: (212) 245-4577

AASTROM BIOSCIENCES RECEIVES NOTICE RELATED TO
NASDAQ MINIMUM CLOSING BID PRICE RULE

Ann Arbor, Michigan, December 21, 2007 — Aastrom Biosciences, Inc. (Nasdaq: ASTM), a leading regenerative medicine company, today announced that on December 20, 2007, the Company received a deficiency letter from The Nasdaq Stock Market indicating that the minimum closing bid price of its common stock had fallen below $1.00 for 30 consecutive trading days, and therefore, Aastrom was not in compliance with Marketplace Rule 4310(c)(4). In accordance with the Nasdaq Marketplace Rule 4310(c)(8)(D), Aastrom was provided a compliance period of 180 calendar days, or until June 17, 2008, to regain compliance with this requirement. At this time, this notification has no effect on the listing of Aastrom’s common stock on the Nasdaq Capital Market.

Aastrom can regain compliance with the minimum closing bid price rule if the bid price of its common stock closes at $1.00 or higher for a minimum of ten consecutive business days during the initial 180-day compliance period, although Nasdaq may, in its discretion, require the Company to maintain a minimum closing bid price of at least $1.00 per share for a period in excess of ten consecutive business days (but generally no more than 20 consecutive business days) before determining that Aastrom has demonstrated the ability to maintain long-term compliance. If compliance is not achieved by June 17, 2008, Aastrom will be eligible for an additional 180-day compliance period if it meets the Nasdaq Capital Market initial listing criteria as set forth in Marketplace Rule 4310(c) other than the minimum closing bid price requirement. If Aastrom is not eligible for an additional compliance period, or does not regain compliance during any additional compliance period, Nasdaq will provide written notice to the Company that its securities will be delisted for the Nasdaq Capital Market. At such time, Aastrom would be able to appeal the delisting determination to a Nasdaq Listing Qualifications Panel.

About Aastrom Biosciences, Inc.

Aastrom is a leader in the development of autologous cell products for the repair or regeneration of human tissue. The Company’s proprietary Tissue Repair Cell (TRC) technology involves the use of a patient’s own cells to manufacture products to treat a range of chronic diseases and serious injuries affecting vascular, bone, cardiac, and neural tissues. Aastrom’s TRC-based products contain increased numbers of stem and early progenitor cells, produced from a small amount of bone marrow collected from the patient. The TRC technology platform has positioned Aastrom to advance multiple products into clinical development. Currently, the Company has a vascular regeneration product in clinical development for the treatment of critical limb ischemia (called the RESTORE-CLI trial), a bone regeneration product in Phase III development for the treatment of osteonecrosis of the femoral head (called the ON-CORE trial), and preclinical research programs targeting unmet needs in cardiac and neural health. Aastrom product candidates to treat osteonecrosis of the femoral head and dilated cardiomyopathy have been designated for orphan drug status by the FDA. For more information, visit Aastrom’s website at www.aastrom.com. (astmc)

This document contains forward-looking statements, including without limitation, statements concerning planned clinical trials and activities and anticipated timing of clinical events, product development objectives, and potential product applications, which involve certain risks and uncertainties. The forward-looking statements are also identified through use of the words “expected,” “anticipated,” “planned,” and other words of similar meaning. Actual results may differ significantly from the expectations contained in the forward-looking statements. Among the factors that may result in differences are potential patient accrual difficulties, clinical trial results, potential product development difficulties, the effects of competitive therapies, regulatory approval requirements, the availability of financial and other resources and the allocation of resources among different potential uses. These and other significant factors are discussed in greater detail in Aastrom’s Annual Report on Form 10-K and other filings with the Securities and Exchange Commission.

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